UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: October 31, 2016

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2016 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2016

Contents

Camtek Ltd. and its Subsidiaries
Consolidated Balance Sheets

(In thousands)

		June 30,	December 31,
		2016	2015
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	23,944	30,833
Short-term restricted deposits		7,875	7,875
Trade accounts receivable, net		32,900	27,003
Inventories	5B	29,388	27,599
Due from affiliated companies		668	559
Other current assets	5C	2,303	1,712
Deferred tax asset		177	177
Total current assets		97,255	95,758

Property, plant and equipment, net	5D	13,983	13,531

Long term inventory	5B	2,307	1,979
Deferred tax asset		3,835	3,955
Other assets, net		248	248
Intangible assets, net	5E	865	795

		7,255	6,977
Total assets		118,493	116,266

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		12,115	11,812
Other current liabilities	5F	31,025	30,712

Total current liabilities		43,140	42,524

Long term liabilities
Liability for employee severance benefits		866	772
Other long term liabilities	5G	4,775	4,768
		5,641	5,540
Total liabilities		48,781	48,064

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2016 and at December 31, 2015;
37,440,552 issued shares at June 30, 2016 and at December 31, 2015;
35,348,176 shares outstanding at June 30, 2016 and at December 31, 2015	3	148	148
Additional paid-in capital		76,235	76,034
Retained earnings		(4,773)	(6,082)
		71,610	70,100
Treasury stock, at cost (2,092,376 as of June 30, 2016 and December 31, 2015)		(1,898)	(1,898)

Total shareholders' equity		69,712	68,202

Total liabilities and shareholders' equity		118,493	116,266

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Consolidated Statements of Operations

(In thousands, except share data)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2016	2015	2016	2015	2015
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Revenues		51,738	47,162	27,280	25,412	99,275
Cost of revenues		28,667	26,488	14,537	14,557	56,149

Gross profit		23,071	20,674	12,743	10,855	43,126

Research and development costs		8,083	6,954	4,101	3,554	14,860
Selling, general and
administrative expenses	6A	12,881	11,489	6,907	6,208	23,587
Reorganization and impairment		-	-	-	-	138
Loss from litigation		-	-	-	-	14,600
		20,964	18,443	11,008	9,762	53,185

Operating income (loss)		2,107	2,231	1,735	1,093	(10,059)

Financial expenses, net	6B	(367)	(1,040)	(135)	(193)	(1,877)

Income (loss) before income taxes		1,740	1,191	1,600	900	(11,936)

Income tax		(431)	(492)	(315)	(253)	1,823

Net income (loss)		1,309	699	1,285	647	(10,113)

Net income (loss) per ordinary share:

Basic		0.04	0.02	0.04	0.02	(0.30)

Diluted		0.04	0.02	0.04	0.02	(0.30)

Weighted average number of
ordinary shares outstanding:

Basic		35,348	31,518	35,348	32,530	33,352

Diluted		35,359	31,654	35,358	32,742	33,352

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(in thousands)	U.S. Dollars (in thousands)

Balances at
January 1, 2015	32,586,898	134	(2,092,376)	63,465	4,031	(1,898)	65,732

Public offering	4,655,982	13	-	11,891	-	-	11,904

Exercise of share
options	24,061	*	-	34	-	-	34
Repayment of
contingent liability	173,611	1	-	374	-	-	375
Share-based
compensation
expense	-	-	-	270	-	-	270
Net (loss)	-	-	-	-	(10,113)	-	(10,113)
Balances at
December 31, 2015	37,440,552	148	(2,092,376)	76,034	(6,082)	(1,898)	68,202

Share-based
compensation
expense	-	-	-	201	-	-	201
Net income	-	-	-	-	1,309	-	1,309
Balances at
June 30, 2016	37,440,552	148	(2,092,376)	76,235	(4,773)	(1,898)	69,712

*    Less than $1 thousand

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

(In thousands, except share data)
	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	U.S. dollars		U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income (loss)	1,309	699	1,285	647	(10,113)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,047	1,001	522	515	2,060
Impairment losses	-	-	-	-	1,595
Deferred tax expense (benefit)	120	120	120	60	(2,383)
Share based compensation expense	201	119	122	56	270
Provision for bad debts, net	(66)	-	-	-	74
Revaluation of liabilities	183	341	93	118	(919)

Changes in operating assets and liabilities:
Trade accounts receivable, net	(5,761)	(7,668)	(1,218)	(3,387)	(4,531)
Inventories	(2,930)	(4,014)	(1,368)	(1,938)	(4,021)
Due (to) from affiliates, net	(109)	158	(722)	(584)	(58)
Other current assets	(591)	(822)	(96)	(1,077)	770
Trade accounts payable	303	3,171	(412)	3,283	2,322
Other current liabilities	137	637	67	246	1,951
Liability in respect of litigation	-	-	-	-	14,600
Liability for employee severance benefits, net	94	(81)	18	31	(88)

Net cash provided by (used in) operating
activities	(6,063)	(6,339)	(1,589)	(2,030)	1,529

Cash flows from investing activities:
Repayment of short-term deposits	-	1,461	-	729	1,461
Purchase of fixed assets	(576)	(724)	(283)	(331)	(1,786)
Purchase of intangible assets	(180)	(75)	(34)	(34)	(118)

Net cash provided by (used in) investing
activities	(756)	662	(317)	364	(443)

Cash flows from financing activities:
Repayment of contingent liability	-	(119)	-	(88)	(169)
Share issuance, net	-	11,922	-	12,033	11,904
Proceeds from exercise of share options and
RSU’s	-	-	-	-	34
Payment to OCS	-	(28)	-	-	(37)

Net cash provided by financing activities	-	11,775	-	11,945	11,732

Effect of change in exchange rate on cash	(70)	(83)	73	(57)	(205)

Net increase (decrease) in cash and cash
equivalents	(6,889)	6,015	(1,833)	10,222	12,613
Cash and cash equivalents at beginning of
the period	30,833	18,220	25,777	14,013	18,220

Cash and cash equivalents at end of the
period	23,944	24,235	23,944	24,235	30,833

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2016	2015
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

Interest paid	88	18

Income taxes paid	124	253

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Note 1 -  Nature of Operations

Camtek Ltd. (“Camtek”), an Israeli corporation, is a majority owned (46.17%) subsidiary of Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automatic optical inspection systems (“AOI systems”) and related products. Camtek’s AOI systems are used for yield enhancement for various applications in the electronic supply chain industry. The main applications along this supply chain are the production of printed circuit boards (PCB).

Note 2 -  Basis of Preparation

A.	Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. They should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2015 annual consolidated financial statements, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2015.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015 or for any other future period.

B.	Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 changes the requirements for reporting discontinued operations. This ASU limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have a major effect on an entity’s operations and financial results. The Company elected to early adopt this ASU as of January 1, 2014.

Note 2 -  Basis of Preparation (contd.)

C.	New standards not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. The ASU will take effect for fiscal years beginning after December 15, 2017. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases”. ASU 2016-02 established a comprehensive new lease accounting model. The new standard clarifies the definition of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The new standard is effective for interim and annual periods beginning after December 25, 2018. Early adoption is permitted. The new standard requires a modified retrospective transition for capital or operating leases existing at or entered into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of initial application. The Company has not yet determined the potential effects of the adoption of ASU 2016-02 on its Consolidated Financial Statements.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within that year. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements

Note 2 -  Basis of Preparation (contd.)

C.	New standards not yet adopted (contd.)

In June 2016, FASB Issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds a new Topic 326 to the Codification and removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current U.S. GAAP, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all current loss recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the corporation expects to collect over the instrument’s contractual life. ASU 2016-13 also amends the credit loss measurement guidance for available-for-sale debt securities and beneficial interests in securitized financial assets. The guidance in ASU 2016-13 is effective for “public business entities,” as defined, that are SEC filers for fiscal years and for interim periods with those fiscal years beginning after December 15, 2019. Early adoption of the guidance is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”, which is intended to provide specific guidance on the certain eight cash flow classification issues included in the amendments in this Update. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Company’s consolidated financial statements.

Note 3 -  Shareholders’ Equity

A.          General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.          Share issues

In May 2015, the Company completed a public offering of its shares on NASDAQ in which it issued 4,655,982 shares at a price of $2.85 per share, raising net proceeds of $11,904.

Note 3 -  Shareholders’ Equity (cont’d)

C.          Stock Option Plan

In October 2014, the Company adopted a 2014 Share Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation which replaced the 2003 Share Option Plan. The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options.

In March 2016, 522,500 stock options were granted by the Company. The options vest over a four year period and have a value of $617 thousand. In the six-month period ending June 30, 2016, expenses of $43 thousand were recognized in respect of these options.

Note 4 – Segment Information

The basis of segmentation, the measurement basis for the segment profit or loss and the accounting policies of segments information are the same as that presented in Note 17 to the annual financial statements.

The Company does not allocate any assets to segments and, therefore, no amount of assets is reported to management and disclosed in the financial information for segments. Selected operating results information for each business segment was as follows:

	Revenues		Income (loss) from operations
	Six months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	U.S. Dollars (in thousands)		U.S. Dollars (in thousands)
PCB	15,206	15,932	(2,109)	(1,348)
Microelectronics	36,532	31,230	7,203	6,532
Total	51,738	47,162	5,094	5,184

The reconciliation of segment operating results information to the Company’s consolidated financial information was as follows:

	Six months ended June 30,
	2016	2015
	U.S. Dollars (in thousands)
Income from operations	5,094	5,184
Unallocated general and administrative expenses	2,786	2,834
Share-based compensation expenses	201	119
Financial expenses	367	1,040

Consolidated income before taxes	1,740	1,191

Note 4 – Segment Information (cont’d)

	Revenues			Income (loss) from operations
	Three months ended June 30,		Year ended December 31,	Three months ended June 30,		Year ended December 31
	2016	2015	2015	2016	2015	2015
	U.S. Dollars (in thousands)			U.S. Dollars (in thousands)
PCB	7,520	8,510	30,138	(817)	(966)	(5,902)
Microelectronics	19,760	16,902	69,137	4,128	3,457	(2,671)
Total	27,280	25,412	99,275	3,311	2,491	(8,573)

The reconciliation of segment operating results information to the Company’s consolidated financial information was as follows:

	Three months ended June 30,		Year ended December 31
	2016	2015	2015
	U.S. Dollars (in thousands)
Income (loss) from operations	3,311	2,491	(8,573)
Unallocated general and administrative expenses	1,454	1,342	1,216
Share-based compensation expenses	122	56	270
Financial expenses	135	193	1,877

Consolidated income (loss) before taxes	1,600	900	(11,936)

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015
	U.S. Dollars (in thousands)
Taiwan	16,889	7,901	24,854
China and Hong Kong	16,325	15,294	30,158
Korea	5,966	6,384	13,208
Asia- Other	5,273	4,322	7,836
United States	3,860	5,059	10,219
Japan	2,062	4,171	7,035
Western Europe	1,363	3,481	5,380
Rest of the world	-	550	585

	51,738	47,162	99,275

Note 5 -  Supplementary Financial Statements Information

A.          Cash and cash equivalents

	June 30,	December 31,
	2016	2015
	U.S. Dollars (in thousands)
Bank balances	23,854	30,743
Restricted cash	90	90

	23,944	30,833

As of June 30, 2016 and December 31, 2015, $90 were restricted against credit lines to banking institutions in Hong Kong (denominated in Hong Kong Dollars).

The Company’s cash and cash equivalent balance at June 30, 2016 and December 31, 2015 is denominated in the following currencies:

	June 30,	December 31,
	2016	2015
	U.S. Dollars (in thousands)
US Dollars	19,934	26,703
New Israeli Shekels	1,760	2,002
Chinese RMB	900	640
Euro	767	770
Japanese YEN	209	142
Other currencies	374	576

	23,944	30,833

B.          Inventories

	June 30,	December 31,
	2016	2015
	U.S. Dollars (in thousands)
Components	15,297	12,739
Work in process	6,164	6,453
Finished products (including systems at customer locations not yet sold)	10,234	10,386

	31,695	29,578

Inventories are presented in:

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Current assets	29,388	27,599
Long-term assets	2,307	1,979

	31,695	29,578

Note 5 -  Supplementary Financial Statements Information (cont’d)

C.          Other Current Assets

	June 30,	December 31,
	2016	2015
	U.S. Dollars (in thousands)
Prepaid expenses	836	600
Advances to suppliers	204	220
Deposits for operating leases	222	203
Due from Government institutions	892	182
Other	149	507

	2,303	1,712

D.          Property, Plant and Equipment, Net

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Land	863	863
Building	10,840	10,764
Machinery and equipment	6,793	6,260
Office furniture and equipment	1,239	1,225
Computer equipment and software	3,851	4,996
Automobiles	87	87
Leasehold improvements	1,124	1,130

	24,797	25,325
Less accumulated depreciation	10,814	11,794

	13,983	13,531

E.          Goodwill and Intangible Assets, Net

1.          Goodwill

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Goodwill	3,653	3,653
Accumulated impairment losses	(3,653)	(3,653)

	-	-

Note 5 -  Supplementary Financial Statements Information (cont’d)

E.          Goodwill and Intangible Assets, Net (cont’d)

2.          Intangible assets, net

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Patent registration costs	2,257	2,077
IPR&D	1,002	1,002

Intangible assets at cost	3,259	3,079

Accumulated amortization and impairment	2,394	2,284

Total intangible asset, net	865	795

F.          Other Current Liabilities

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Liability in respect of litigation	14,600	14,600
Accrued employee compensation and related benefits	5,520	6,634
Commissions	3,650	2,876
Accrued expenses	2,682	2,446
Advances from customers and deferred revenues	2,026	1,961
Accrued warranty costs	1,383	1,448
Government institutions	978	737
Current maturities of OCS liability	186	10

	31,025	30,712

G.          Other Long-Term Liabilities

	June 30,	December, 31
	2016	2015
	U.S. Dollars (in thousands)
Liability to OCS, mainly in respect of business combinations	4,775	4,768

Note 6 -  Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,
	2016	2015
	U.S. Dollars (in thousands)
Selling (1)	8,494	7,709
General and administrative	4,387	3,780

	12,881	11,489

(1) Including shipping and handling costs	522	484

B.          Financial income (expenses), net

	Six months ended June 30,
	2016	2015
	U.S. Dollars (in thousands)
Interest expense	(297)	(330)
Interest income	69	37
Re-evaluation of contingent consideration	-	(111)
Re-evaluation expense on liabilities to the OCS	(183)	(227)
Other, net	44	(409)

	(367)	(1,040)

Note 7 -  Balances and Transactions with Related Parties

A.          Balances with related parties:

	June 30,	December 31,
	2016	2015
	U.S. Dollars (in thousands)
Accounts receivable	126	79
Due from (to) affiliated companies	668	559

B.          Transactions with related parties:

	Six months ended June 30,
	2016	2015
	U.S. Dollars (in thousands)
Purchases from Priortech and affiliates	8	26
Interest income from Priortech	29	1
Sales to Priortech and affiliated companies	48	44

Unpaid balances between Priortech and its subsidiaries in Israel and the Company bear interest of 5.5%.

Note 8 -  Fair Value Measurements

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures its foreign currency derivative contracts and its long-term liabilities with respect to contingent consideration at fair value. The Company’s foreign currency derivative contracts are classified within Level 2, because they are valued utilizing market observable inputs. The long-term liabilities arising from contingent consideration are classified within Level 3 because they are valued using significant inputs that are unobservable in the market such as the Company’s weighted average cost of capital.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and December 31, 2015, aggregated by the level in the fair-value hierarchy within which those measurements fall:

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	June 30
Description	2016
	U.S. Dollars (in thousands)

Assets
Foreign currency
derivative contracts	2	-	2	-

Total Assets	2	-	2	-

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	December 31,
Description	2015
	U.S. Dollars

Assets
Foreign currency derivative contracts	3	-	3	-

Total Assets	3	-	3	-

Note 8 -  Fair Value Measurements (contd.)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the six-month periods ended June 30, 2016 and 2015.

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) liabilities for the six-month periods ended June 30, 2016 and 2015:

Level 3 U.S. Dollars (in thousands)
Contingent consideration
December 31, 2015	-
Settlement of liabilities	-
Revaluation of fair value included in statement of operations	-

June 30, 2016	-

Level 3 U.S. Dollars (in thousands)
Contingent consideration
December 31, 2014	1,900
Settlement of liabilities	(118)
Revaluation of fair value included in statement of operations	113

June 30, 2015	1,895

The adjustments to fair value of the contingent consideration are recorded in the finance income (expense), net in the statement of operations.

The fair value of the contingent payment for Printar as of June 30, 2015, was based on the $2,000 outstanding of the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using the weighted average cost of capital of 28%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.

Note 9 – Subsequent Events

1.
On August 17, 2016 the Company announced its decision to reorganize its current mode of operation with respect to its functional inkjet technology (FIT) activity.  As part of this change, the Company will cease supporting the four Gryphon systems currently installed at customer sites, and will re-focus on creating the next generation of digital printer. This will allow the Company to significantly reduce the run-rate of this activity from $5.5 million to approximately $2.5 million, annually.

The Company is in the process of evaluating the implications of this decision on certain assets and liabilities on its balance sheet and expect the net impact to be $400-500 thousand. In addition to these implications, the Company’s third quarter 2016 financial results will include one-time re-structuring costs of $300-400 thousand.

2.
On February 1, 2016, the U.S. Federal Circuit Court held oral argument regarding the Company’s appeal of the judgment of the United States District Court for the District of Minnesota (the “District Court”), according to which the Company’s Falcon inspection system infringed a patent belonging to August Technology Corporation (today Rudolph Technologies Inc., hereinafter “Rudolph", after August Technology’s acquisition by Rudolph), the Federal Circuit Court ruled against the Company, rejected the appeal and affirmed the judgement of the District Court, such that the Company was required to pay Rudolph damages of $14.6 million. Following a withholding tax issue, Rudolph requested the right to foreclose the bond posted by the Company as part of the appeal proceedings. The foreclosure request was granted by the District Court and on August 26, 2016, the Company was informed that the payment had been made and the proceedings completed.

3.
Regarding the additional claim made by Rudolph against the Company alleging that the Eagle system also infringes its patent and asking for an accounting for damages, in August this year the Court granted Rudolph’s motion for summary judgment barring the Company from asserting a validity defense because of its previous loss on the issue in the Falcon case. The Court also refused to address as part of claim construction, claim terms that had been construed previously. There were a number of terms which had not been construed in the first instance that the Court indicated that it would address.

As of October 2016, the parties have begun and almost completed expert discovery. The Court has granted the Company’s motion for sanctions and struck portions of Rudolph technical expert’s report because Rudolph had not been forthcoming with the fact that it had altered the Company’s machine at the inspection in June 2016. Now, Rudolph has filed a motion seeking certain additional discovery and a hearing is set for November 17, 2016.

Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Segment Information

Until the end of 2013, we operated under one reporting segment. As of the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (the "CODM") the Company operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and such information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

The Company's reportable segments are as follows: semiconductor fabrication industry ("Microelectronics Segment") and PCB industry ("PCB Segment").

Microelectronics Segment: The semiconductor fabrication industry produces integrated circuits on silicon (or other semiconductor materials) wafers; each wafer contains numerous integrated circuits dices which are small block of semiconducting material on which a given functional circuit is fabricated.

PCB Segment: A PCB is the basic platform that supports and interconnects a broad range of electronic components, such as integrated circuit devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication and PCB industries, principally based on two core technologies: AOI and FIT.

We sell our systems internationally. The vast majority of sales of our systems in 2016 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in such region.

In the first half of 2016, our sales to customers in the Asia Pacific region accounted for approximately 90% of our total revenues, including approximately 32% of our total revenues from sales in China and Hong Kong, 33% in Taiwan and 12% in Korea. We expect this trend of most of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In normal market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories .Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

Critical Accounting Policies

Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition.  The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured. In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

Our revenue recognition policy requires that we use judgment to determine whether collectability is reasonably assured. Judgment is used for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third‑party credit check. In some cases, we secure payments by a letter of credit or other instruments.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

We apply ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multiple-element arrangements the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on management’s best estimate of their selling price where other sources of evidence are unavailable. The revenue relating to the undelivered elements is deferred using the relative selling price method utilizing vendor-specific-objective evidence ("VSOE") until delivery of the deferred elements.

Our multiple deliverables usually consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, "Software Revenue Recognition".  Based on such evaluation, we concluded that none of our products have such embedded software.

Valuation of Accounts Receivable.  We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs.

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the first half of 2016 no inventory write off was made. In the year 2015 we wrote-off inventory in the amount of approximately $1.2 million. The write off amounts are included in the item line called "Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $1.2 million in 2015 related to FIT product line and slow moving inventory; Inventory that is not expected to be converted or consumed in the following 12 months  is classified as non-current. As of June 30, 2016, a $2.3 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Intangible assets as part of a business combination are recorded at their fair value and amortized based on their estimated revenue producing life span. Acquired in-process research and development is amortized starting at the initial date of recording revenues from the associated technology. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. In 2015, based on the Company’s annual impairment tests, we recorded an impairment of intangible assets in the amount of $40,000, related to the Printar acquisition.

Goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). We have set our annual impairment testing date at December 31. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our reporting units, the period over which cash flows will occur and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit (see also "Intangible assets" above).

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of June 30, 2016. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Six Months Ended June 30,
	1-6.2016	1-6.2015
Revenues	100.0%	100.0%
Cost of revenues	55.4%	56.2%
Gross profit	44.6%	43.8%
Operating expenses:
Research and development, net	15.6%	14.7%
Selling and marketing	16.4%	16.3%
General and administrative	8.5%	8.0%
Total operating expenses	40.5%	39.1%
Operating income	4.1%	4.7%
Financial (expenses), net	(0.7)%	(2.2)%
Income tax (expenses) benefit	(0.8)%	(1)%
Net income	2.5%	1.5%

Six months Ended June 30, 2016 compared to Six months ended June 30, 2015

Revenues. Revenues increased by 10% to $51.7 million in 2016 from $47.2 million in 2015. Sales of all products increased by 14% to $45 million in 2016 from $39 million in 2015.

In 2016, product sales to the PCB Segment increased by 7% and product sales to the Microelectronics Segment increased by 17%, compared to previous year. Within the Microelectronics Segment, AOI-related product revenues increased by 21% compared to previous year, from $28.5 million to $34.6 million, while we had no more Sela-related product sales compared to $1.1 million in 2015. The Sela products sold during 2015 were the last remaining products in our inventory, considering the termination of our involvement in the Sela business. The mixture of products sold and their configuration and throughput varieties make it difficult to estimate average selling prices and pricing trends.

Service fees decreased by 14% to $6.7 million in 2016 from $7.8 million in 2015. The decrease in service fees was mainly a result of decreased service contracts of the PCB products.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $23.1 million in 2016 from $20.7 million in 2015, an increase of $2.4 million, or 12%. Our gross margin increased to 44.6% in 2016, compared to a gross margin of 43.8% in 2015, primarily due to increased sales.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2016 increased to $8.1 million from $7.0 million in 2015, primarily due to increased research and development efforts in the Microelectronics Segment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 12% to $12.9 million in 2016 from $11.5 million in 2015, mainly due to an increase in agents’ commissions and in professional services.

Loss from litigation. On February 3, 2016, the United States Court of Appeals for the Federal Circuit entered its judgment regarding the Company's appeal in the patent infringement case brought by Rudolph Technologies, Inc. against the Company regarding the Falcon systems. The Company recorded a reserve for the awarded amount in its financial statements for year 2015.

Financial Expenses, Net. We had net financial expense of $0.4 million in 2016, compared to net financial expense of $1.0 million in 2015. These changes mainly relates to changes in foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars

Provision for Income Taxes. Income tax benefit (expense) was $0.4 million in compared to 0.5 million in 2015.

Net Income. We realized a net income of $1.3 million in 2016 compared to a net income of $0.7 million in 2015, in light of the factors discussed above.

B.          Liquidity and Capital Resources

Our cash and cash equivalent balances totaled approximately $24 million in June 30 2016 and $30.8 million in December 31 2015, in addition to $7.9 million which was classified as short term restricted deposits at both dates). Our cash is invested in bank deposits spread among several banks, primarily in Israel.  The amounts do not reflect our obligation to pay a litigation expense of $14.6 million, which was recorded as a liability on December 31, 2015 and was paid in the third quarter of 2016.

From our inception through June  30, 2016 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $11.9 million in a public offering of our shares in May 2015.

Our working capital was approximately $54.1 million in 2016 and $53.2 million in 2015. The increase is mainly attributed to the increase in the trade accounts receivables.

Our capital expenditures during the first half of 2016 were approximately $0.8 million, mainly due to operating activities.

In March 2015 a $15 million bond was posted with the United States Court of Appeals in connection with the Company's appeal in the Rudolph patent litigation. The bond was secured by guarantee from Bank Mizrahi in respect of which the Company was required to place $7.9 million in a restricted deposit. In addition, this guarantee was secured by a lien that was previously placed on the Company’s facility in Israel, in accordance with agreements signed in August 2010 and August 2011 with Bank Leumi L’Israel and in August 2011 with Bank Mizrahi. Pursuant to the Court’s final judgment from February 3, 2016 in favor of Rudolph, the Company paid in August 2016 damages, including interest, totaling approximately $14.6 million, which had an adverse effect on our capital resources. As a result we may be required to seek additional credit facilities or debt or equity financing to support the growth of our business.

Cash flow from operating activities

Net cash and cash equivalents used by operating activities for the six and twelve months ended June 30 2016 and December 31, 2015 totaled $6.1 million and $1.6 million, respectively.

During 2016, cash used for operating activities was primarily attributed to an increase in trade accounts receivable of $5.8 million and an increase in inventories of $3.0 million, partially offset by net income of $1.3 million.

Cash flow from investing activities

Cash flow used in investing activities in 2016 was $0.8 million, primarily due to investment in fixed and intangible assets